UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-35927

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form NSAR

For the Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form NSAR

For the transition period ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Air Industries Group

Full Name of Registrant:

N/A

Former Name if Applicable: N/A

1460 Fifth Avenue, Bay Shore, New York 11706

Address of Principal Executive Office (Street and Number):

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-QSB, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Air Industries Group (“Air Industries” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense due to the need for additional time to complete Item 9A - Evaluation of Disclosures Controls and Procedures, Management’s Report on Internal Control over Financial Reporting and conclude its assessment of Financial Accounting Standards Board ASC 205-40 – Presentation of Financial Statements- Going Concern. The Company is currently finalizing these items and expects to detail its conclusions in the Form 10-K, which it expects to file on or before April 16, 2024. The Company does not expect that the finalization of these items and the fiscal 2023 audit will have any impact on the preliminary earnings for the fourth quarter and full year of 2023 results announced in this press release.

Preliminary Financial Results for the Fiscal Year ended December 31, 2023

We currently anticipate that our results of operations for our fiscal year ended December 31, 2023, will contain certain significant changes from our results of operations for our fiscal year ended December 31, 2022, as was set forth in our press release of April 1, 2024, included as an exhibit to our Report on Form 8-K filed April 1, 2024.

Forward-Looking Statements

Certain matters discussed in this Notification are 'forward-looking statements' intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. In particular, the Company's statements regarding trends in the marketplace, future revenues, earnings and Adjusted EBITDA, the ability to realize firm backlog and projected backlog, cost cutting measures, potential future results and acquisitions, the financial results to be reflected in its Report on Form 10-K for the year ended December 31, 2023, are examples of such forward-looking statements. The forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the timing of projects due to variability in size, scope and duration, the inherent discrepancy in actual results from estimates, projections and forecasts made by management, regulatory delays, changes in government funding and budgets, and other factors, including general economic conditions, not within the Company's control. Other important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the Company’s ability to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission. The factors discussed herein and expressed from time to time in the Company's filings with the Securities and Exchange Commission could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements are made only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

(Name)	(Area Code)	(Telephone Number)
Scott Glassman	631	328 7039

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☒ No ☐

If answer is no, identify report(s): Not Applicable

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see the press release of April 1, 2024, included as an exhibit to our Report on Form 8-K filed April 1, 2024.

Air Industries Group

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 2, 2024

AIR INDUSTRIES GROUP

By:	/s/ Scott Glassman
Scott Glassman
Chief Financial Officer